UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs a Master Agreement with Yara Brasil Fertilizantes S.A

—

Rio de Janeiro, July 9, 2024 – Petróleo Brasileiro S.A. – Petrobras hereby announces that it has signed a Master Agreement with Yara Brasil Fertilizantes S.A. (Yara) as a next step in its negotiations to structure potential business partnerships in the fertilizer segment, production of industrial products and decarbonization of production, in line with the Memorandum of Understanding (MOU) signed by the parties on February 29, 2024.

The Master Agreement is non-binding and aligned with the Company’s strategic guidelines approved last year, in which investing in fertilizer production has once again become part of Petrobras’s portfolio, as disclosed in the Strategic Plan 2024-28+.

Yara Brasil is a company controlled by its Norwegian holding Yara International ASA ("Yara Internacional"), whose largest shareholder is the government of Norway, which has a direct stake of approximately 36% in the company, and an indirect stake of 7%, through the Norwegian Government Pension Fund.

In the next phase, Petrobras and Yara will jointly finalize the analysis of potential synergies between their operations, focused on increasing efficiency in the domestic fertilizer and industrial products market, including possible decarbonization solutions.

ABOUT YARA

Founded in Norway in 1905, Yara is present worldwide, with more than 17,000 employees and operations in more than 60 countries. In Brazil, Yara is ideally positioned in all the main agricultural hubs. With more than 5,000 employees, the company serves all types of producers and crops, contributing to the growth of agriculture and the country's leading role in the challenge of feeding a growing world population. Since setting up in Brazil in the 1970s, Yara has been working to boost fertilizer production, reducing dependence on raw material imports and modernizing the national industry, in line with its global commitment to the decarbonization agenda.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer